Exhibit 99.1

This report has been prepared, and is being provided to our shareholders along with our annual financial statements, pursuant to the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada).

SCOTIABANK 2023 MODERN SLAVERY STATEMENT

INTRODUCTION

The Scotiabank 2023 Modern Slavery Statement (the “Statement”) is made on behalf of The Bank of Nova Scotia and the subsidiaries listed in the Attestation provided herein (together, “Scotiabank”, “the Bank”, “we”, us”, or “our”)1 pursuant to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Canadian Act”), the Australian Modern Slavery Act 2018 (Cth), and the UK Modern Slavery Act 2015 (collectively, the “Acts”).2

This Statement addresses the measures taken by the Bank to prevent, identify, assess, and reduce the risk of modern slavery, including forced labour and child labour (“modern slavery”) in our business and in supply chains pursuant to the obligations set out in the Acts.3

Scotiabank remains committed to respecting human rights. We have policies, procedures, and practices designed to help safeguard against modern slavery. Scotiabank’s cross-functional working group, drawn from 25 teams from across the Bank, work together each year to update the Statement. This working group is led by the Social Impact team.

All information provided in our Statement is for the fiscal year ending on October 31, 2023 (“Reporting Period”), unless stated otherwise.

OUR STRUCTURE, OPERATIONS, AND SUPPLY CHAIN

The Bank of Nova Scotia is a chartered bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions, an independent agency of the Government of Canada.

Scotiabank’s vision is to be our clients’ most trusted financial partner, to deliver sustainable, profitable growth and maximize total shareholder return. Guided by our purpose: “for every future,” we help our clients, their families and their communities achieve success through a broad range of advice, products, and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets.

Scotiabank has subsidiaries worldwide offering diverse financial services. Scotiabank has investments in domestic and foreign subsidiaries located in markets across the Americas, Europe, and Asia Pacific. A list of our investments in associates can be found on page 202 of the 2023 Annual Report and a list of principal subsidiaries and non-controlling interests in subsidiaries can be found on pages 224-225 of the 2023 Annual Report.

With a global team of almost 90,000 employees and assets of approximately $1.4 trillion CAD, The Bank of Nova Scotia trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). The Bank of Nova Scotia’s executive offices are located in Toronto, Ontario, Canada. Scotiabank has a global presence and operates in 31 countries. Scotiabank’s reported earnings by market can be found on page 1 of our 2023 Annual Report.

Scotiabank has four business lines: Canadian Banking, International Banking, Global Wealth Management, and Global Banking and Markets. Other smaller business segments are included in the “Other” segment below. Retail banking services are offered in regions identified on our website.

Canadian Banking

Canadian Banking provides financial advice and banking solutions to over 11 million retail, small business and commercial banking customers. It serves these customers through 947 branches and 3,703 automated banking machines, online, mobile and telephone banking, and specialized sales teams. Canadian Banking also provides an alternative self-directed banking solution to the over two million customers of Tangerine Bank. Canadian Banking is comprised of the following areas:

•

Retail banking provides financial advice and solutions along with day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, personal loans, and related creditor insurance products to retail customers. Tangerine Bank provides day-to-day banking products, including chequing and saving accounts, credit cards, mortgages, loans, and investments to self-directed customers.

•	Business banking delivers advice and a full suite of lending, deposit, cash management and trade finance solutions to small, medium, and large businesses.

International Banking

International Banking is a diverse franchise with over 12 million retail, corporate, and commercial clients. The geographical footprint encompasses 15+ countries including Mexico, Chile, Peru, Colombia, Brazil, Uruguay as well as certain markets across Central America and the Caribbean. The Bank is well positioned with a unique geographical footprint, providing digital leadership and connectivity with Canada and the U.S. markets. International Banking countries continue to demonstrate attractive demographics and opportunities to grow banking penetration.

Global Wealth Management

Global Wealth Management (“GWM”) is focused on delivering comprehensive wealth management advice and solutions to clients across Scotiabank’s footprint. GWM serves over 2 million investment fund and advisory clients across 13 countries – administering over $600 billion in assets. GWM includes the following businesses:

•

Wealth Management: Online brokerage (Scotia iTRADE), mobile investment specialists (Scotia Securities Inc.), full-service brokerage (ScotiaMcLeod and MD Management Limited), estate and trust services (Scotiatrust and MD Private Trust), private banking, private investment counsel (Scotia Wealth Management; Jarislowsky, Fraser Limited (“JFL”); and MD Financial Management Inc. (“MD”))

1 Scotiabank Europe Limited (formerly Scotiabank Europe plc) (“SBE”) no longer meets the reporting threshold requirements pursuant to the UK Modern Slavery Act 2015, as it is no longer carrying on a business in the UK. The Bank of Nova Scotia continues to operate in the UK through the BNS London Branch which does continue to meet the reporting requirements. The Bank of Nova Scotia is the sole reporting entity in Australia.

2 This Statement satisfies the requirement for an Annual Report under the Canadian Act, s. 11.

3 The Statement describes the steps taken during the Reporting Period (in accordance with section 11(1) of the Canadian Act) by the Bank, including continuing to train employees on human rights topics, updating our Supplier Code of Conduct, and continuing to implement risk management controls for third party arrangements under our Third-Party Risk Management Program.

SCOTIABANK 2023 MODERN SLAVERY STATEMENT

•

Asset Management: Retail mutual funds (ScotiaFunds, Dynamic Funds, Tangerine Funds, and MD Funds, and Scotia Fondos), exchange traded funds (Scotia Funds, Dynamic Funds), liquid alternatives (Dynamic Funds), private and/or institutional funds (Scotia, Dynamic, JFL, and MD)

Global Banking and Markets

Global Banking and Markets (“GBM”) provides corporate clients with lending and transaction services, investment banking advice, and access to capital markets. GBM is a full-service wholesale bank in the Americas, with operations in 16 countries, serving clients across Canada, the U.S., Pacific Alliance countries and Brazil, Europe and Asia-Pacific.

Other

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for balance sheet, liquidity and interest rate risk management, which includes the Bank’s wholesale funding activities.

Our Workforce

Members of our global workforce perform a diverse range of job functions including: administration, analytics, asset management, audit, anti-money laundering, internal controls, corporate security, collections, contact centre, economics, fraud, GBM, global business payments, operations, public & government affairs, real estate, retail & small business banking, treasury, corporate functions (legal, finance, information technology, human resources, procurement, communications, compliance, risk, operations, project management, marketing), commercial banking, insurance, and wealth management. During 2023, almost 90,000 employees worked across 2,379 branches and offices around the world. As of October 31, 2023, 10% of the total employee population at Scotiabank was covered by a collective bargaining agreement. The breakdown of our workforce by employment contract/type, region, and gender can be found in our 2023 Environmental, Social and Governance (“ESG”) Report and in our ESG Data Pack and Indices.

Our Supply Chain

As an international bank, The Bank of Nova Scotia and all of its subsidiaries partner with ~15,000 suppliers globally and procured goods and services totalling $6 billion CAD in 2023. The main categories of spend are depicted in the following figure:

FRAMEWORKS, POLICIES, AND GOVERNANCE DOCUMENTS

During the Reporting Period, Scotiabank continued to have in place a range of enterprise-wide frameworks, policies, and governance documents that guide our actions and set the limits and controls within which the Bank and its subsidiaries operate. Effective risk management is fundamental to the success and resilience of the Bank and is recognized as key in our overall approach to strategy management. Scotiabank has a strong risk culture where managing risk is a responsibility shared by all Scotiabank employees.

Scotiabank Code of Conduct

Our Scotiabank Code of Conduct (our “Code”) was last approved by the Board of Directors of The Bank of Nova Scotia (the “Board”) on October 18, 2022. Our Code describes the standards of conduct required of employees, contingent workers, directors, and officers of Scotiabank. Our Code’s six Guiding Principles are aligned with our values and form the building blocks on which our Code rests. Living up to these principles is an essential part of meeting our corporate goals, adhering to our values, and safeguarding Scotiabank’s reputation for integrity and ethical business practices. Principle 5 of our Code communicates that Scotiabank is committed to respecting and promoting human rights, including creating a safe, equitable, and inclusive environment where employees can speak up without fear of retaliation. All Scotiabankers4 are required to receive, read, and comply with our Code, which requires compliance with other applicable Scotiabank policies, and affirm their compliance within the required timeline on an annual basis. This process is delivered and completed through the annual Code Training & Acknowledgement. Our Code also promotes and encourages a ‘speak up’ culture and includes additional resources and support for employees to raise concerns.

Risk Management Framework

Our Enterprise-Wide Risk Management Framework (“Framework”) outlines Scotiabank’s risk governance, risk management principles, risk appetite, risk culture, risk identification and assessment, and risk management tools. The Framework describes how the Bank identifies, assesses, measures, controls, and reports on the risks to which it is exposed. The Framework is subject to constant evaluation in order for it to meet the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practice. For further details, refer to pages 73-82 of the 2023 Annual Report.

4 As per our Code, Scotiabanker(s) means employee(s) and contingent worker(s) of the Bank.

SCOTIABANK 2023 MODERN SLAVERY STATEMENT

At the top of the Bank’s risk management governance structure, the Board provides oversight, either directly or through its committees, to satisfy itself that decision making is aligned with the Bank’s strategies and risk appetite.

The Bank recognizes that it is exposed to Environmental, Social, and Governance (“ESG”) risks due to both its internal operations and its business activities. In 2023, we published Scotiabank’s Overview of ESG Risk Framework and Policy. This Overview describes each component of ESG risk as well as how the Bank integrates ESG risk due diligence in its credit due diligence, adjudication, and approval processes.

Social Risk (a subset of ESG Risk) is defined as the potential adverse impacts to a business that can arise due to the mismanagement of social considerations that can cause actual or perceived negative impacts on people and communities. Social considerations include but are not limited to: human rights, including human trafficking and modern slavery, labour standards, and working conditions. Scotiabank’s approach to respecting and promoting human rights is communicated in our Code and in the Global Human Rights Statement. The management of ESG risks is embedded within the governance structures and risk management elements of other risk types. For further details on how the Bank manages ESG Risk, refer to the ESG Risk section on page 81 of the 2023 Annual Report.

Human Rights Statement

The Human Rights Statement sets out our commitments to respect human rights according to the framework established by the United Nations Guiding Principles on Business and Human Rights (“UNGPs”).

The Human Rights Statement reinforces our commitment to respect human rights as a financial services provider and as a business partner, as well as to our workforce and the communities in which we operate and serve. The Social Impact team at Scotiabank is tasked with guiding the implementation of the Human Rights Statement, training employees on the Human Rights Statement and Scotiabank’s human rights commitments, embedding the Human Rights Statement throughout the Bank’s policies, programs, products, and services, and updating relevant human rights disclosures.

On an ongoing basis, Scotiabank reviews and, where appropriate, works to improve its processes, practices and commitments that may impact human rights, as set out in our Human Rights Statement. The Human Rights Statement was last updated in 2021 and the Corporate Governance Committee of the Board is scheduled to review the Human Rights Statement in 2025.

Anti-Money Laundering (AML) / Anti-Terrorist Financing (ATF) & Sanctions

Within the Bank’s Three Lines of Defense Risk Governance Framework, Scotiabank’s AML/ATF & Sanctions Program (the “AML Program”) is a second line of defense function that develops policies and procedures outlining enterprise standards to comply with AML, ATF, and Sanctions laws and regulations applicable to the Bank. Scotiabank’s Group Chief AML Officer has oversight of the AML Program and reports to the Chief Compliance Officer, with ultimate oversight provided by the Bank’s Board.

As described in our AML Program Statement, Scotiabank has no appetite for knowingly providing any form of financial services to clients whose money is believed to be derived from the proceeds of crime or activity that violate sanctions, or whose money is believed to be intended for use for illegal activities.

As part of the AML Program’s risk-based approach to monitoring of client-level activity, identification of potentially suspicious activity and/or unusual transactions are investigated by the Bank’s Financial Intelligence Unit (“FIU”). Where there are reasonable grounds to suspect that the activity/ transaction(s) are related to the commission of a money laundering or terrorist financing offence, the FIU reports these to the appropriate authorities in accordance with applicable laws.

The Bank supports activities, including The Financial Transactions and Reports Analysis Centre of Canada (“FINTRAC”) public-private partnerships aimed at disrupting financial transactions associated with human trafficking exploitation (“Project Protect”) and online child exploitation (“Project Shadow”) which was led by Scotiabank. For more information, please visit FINTRAC’s website.

Third Parties Including Suppliers

Scotiabank’s Global Procurement Services (“GPS”) team owns the Global Procurement Policy and Procedures, which set out the practices and standards for all employees who are involved in external purchases with a third party.

The Global Procurement Policy and Procedures, along with the Global Third-Party Risk Management (“TPRM”) Policy, establishes the principles for acquiring external goods and services that will optimize value and minimize risk, while maintaining high ethical standards in dealing with suppliers.

Scotiabank’s Global TPRM Program (“TPRM Program”) is governed by the Global TPRM Policy and Global TPRM Operating Standard, which set out the key principles, and standards to be applied when Scotiabank enters a third-party arrangement. Our TPRM Program screens vendors against economic sanctions and publicly available information which aims to help reduce the risk of doing business with third parties associated with financial crime, including actors that have been found to have perpetrated serious human rights violations such as engaging in acts of forced labour. The TPRM Program assesses potential and current suppliers for overall inherent risks and the criticality of the product or service to the Bank’s operations. It also evaluates the quality of the supplier’s operational risk controls. Identified risk(s) may require additional due diligence, and review by internal subject matter experts. Mandatory third-party risk management training is also provided to all Bank departments responsible for third-party contracts worldwide.

SCOTIABANK 2023 MODERN SLAVERY STATEMENT

Every two years, GPS refreshes our Supplier Code of Conduct (“Supplier Code”) to align with the Bank’s strategic objectives and priorities. Our Supplier Code was updated during 2023 and published on our website on 1 November 2023. With certain exceptions,5 we ask suppliers to acknowledge our updated Supplier Code which requires suppliers to have written policies or governance or oversight mechanisms which aim to help ensure they, and those within their supply chains, operate lawfully and in accordance with Scotiabank’s core values and the principles outlined in the Supplier Code. Specifically, Principles 3, Instituting Fair Labour Practices; 4, Human Rights; and 6, Employment Standards.

Responsible Investment Policies

Responsible investing is defined as an approach to investing that considers ESG factors in investment decisions to support long-term value creation. Scotia Global Asset Management’s (“Scotia GAM”) investment fund managers are wholly owned subsidiaries of the Bank and include 1832 Asset Management L.P., JFL, MD, and Scotia Administradora General de Fondos Chile S.A. Each of the aforementioned managers have adopted Responsible or Sustainable Investment Policies and formal Proxy Voting Policies and Procedures.

Proxy voting is an important part of our best practices when managing our clients’ assets, and an essential component of the investment process. Scotia GAM’s formal proxy voting guidelines ensure that all proxies, including those concerning ESG-related matters, including modern slavery, are considered in a manner consistent with the best interests of our funds. Scotia GAM generally does not impose a top-down firm-level view on proxy votes. Proposals, whether brought forward by management or shareholders, are considered and analyzed on their merits on a case-by-case basis.

IDENTIFYING MODERN SLAVERY RISKS

Modern slavery risks within our business operations

(i)	Workforce

The nature of our business means that our global workforce consists of skilled, qualified, and experienced individuals. We recognise that there are modern slavery risks associated with having operations in countries that have been ranked by the 2023 Global Slavery Index as having a higher prevalence of modern slavery. However, in consideration of our skilled workforce, together with robust human resources policies and procedures, we consider the overall risk that our operations may cause or contribute to modern slavery with respect to our workforce to be low.

(ii)	Business Activities

Through its operations, the Bank may be indirectly linked to risks of modern slavery through our financial products and services. The Bank’s enterprise-wide New Initiatives Risk Assessment process helps to assess and manage potential risks for any new or significant change to products, services and/or supporting technology. It covers seven financial and 26 non-financial risks including human rights related risks.

We screen new and existing clients (and their associated parties) against government issued economic sanctions lists for Canada, U.S., and the U.N. as well as lists produced in the countries where we operate which can include sanctions against those who have been found to have perpetrated serious human rights violations such as engaging in acts of forced labour.

(iii)	Global Asset Management

We recognise that certain sectors within our investment portfolios may pose a higher risk of modern slavery, including the agriculture (palm oil, cattle, cotton, fishing, tobacco), meat packing, construction, hospitality, retail, garment, mining, and manufacturing sectors. According to the 2023 Global Slavery Index, these sectors and products present modern slavery risk. Scotiabank’s asset managers prefer constructive engagement with companies on issues and supporting behavioural improvements, rather than excluding entire sectors from investment portfolios, unless such exclusions are part of a fund’s investment objective and/or strategy.

Scotiabank’s asset managers’ approach is to influence companies they invest in through management engagement and/or proxy voting to advocate for improvements in corporate management on key issues that require shareholder votes in accordance with the best interests of the funds.

Modern slavery risks within our supply chain

Our most salient risks of modern slavery may exist further down the supply chain in connection with certain product categories, such as technology hardware and other office equipment, furniture, utilities, uniforms, merchandise, promotional gifts, and consumables. In addition, there may be potential risks of modern slavery in procurement of services from third-party vendor industries and external labour services such as cleaning, property and facilities maintenance, security guard services, food services, transportation services, courier services, accommodation (hotels), and call centres. The risk of modern slavery in these industries may be intensified in countries with a higher prevalence of, and vulnerability to, modern slavery according to the 2023 Global Slavery Index.

[5]

The following transactions are not covered by our Global Procurement Policy: intermediaries who refer customers to the bank, construction projects (except in some instances in our international footprint), real estate leasing for the Bank’s own account, counterparty activities in relation to (a) our own funding, liquidity management, hedging and (b) hedging on our clients’ account, and (c) commodities transactions, charitable contributions, and one-time sponsorships.

SCOTIABANK 2023 MODERN SLAVERY STATEMENT

MEASURES TO ASSESS AND MANAGE MODERN SLAVERY RISKS, INCLUDING DUE DILIGENCE

Measures within our business operations

(i)	Employee Recruitment, Compensation, and Training

We comply in all material ways with the laws in all jurisdictions where we operate. All new employees and contingent workers undergo checks based on relevant employment standards, laws, and regulations in applicable jurisdictions. Our human resources professionals regularly review our remuneration and benefits frameworks to ensure they are compliant with legal obligations in the countries in which we operate.

The global benefits team partners with local human resources teams and external consultants to understand relevant market information in our footprint. Our benefit programs have governance and approval processes in place to ensure that legal and human resources stakeholders can periodically review our policies against legislative requirements.

Human rights are integrated into our annual global mandatory learning program for all employees. In 2023, almost 90,000 employees collectively completed over 136,630 hours of training related to human rights topics, including but not limited to accessibility, safety, diversity and inclusion, and our Code.

Between October-November 2023, Scotiabank and The Mekong Club (a non-profit organization that focuses on working with the private sector to address modern slavery), provided three online training sessions on the risk of modern slavery in the financial services sector. The targeted training was provided in Spanish and English to 120 Scotiabankers. In 2023, we also hosted an ESG Talk (panel presentation) for Scotiabank employees on the UNGPs, featuring a panel of external experts.

(ii)	Clients

The Bank has been a signatory to the internationally recognized Equator Principles (“EPs”) risk management framework since 2006. This framework assists financial institutions to identify, assess, and manage environmental and social risks including human rights-related risks when financing in-scope projects. The Bank’s application of the EPs is summarized in the Bank’s annual EP Implementation Report.

(iii)	Global Asset Management

Scotiabank’s asset management businesses are committed to responsible investing and consideration of ESG factors, where material, including modern slavery, in investment decisions. ESG factors do not determine portfolio holdings unless a fund incorporates ESG considerations into its investment objectives or primary investment strategies (for example, it is an ESG Fund). Passively managed funds (such as index trackers) that are not ESG Funds do not consider ESG factors except with respect to proxy voting when it is in the best interests of the fund.

Socially responsible and ESG investment solutions are available to wealth advisors and clients for inclusion, at their discretion, in clients’ investment portfolios. Consideration of ESG factors in investment analysis, research and decision-making processes helps manage and mitigate risks, and can deliver long-term value to clients. Scotia GAM, which includes 1832 Asset Management L.P., and its affiliates, JFL, and MD, and Scotia Administradora General de Fondos Chile S.A. are signatories to the United Nations-supported Principles for Responsible Investment (“PRI”). Those signatories have integrated the PRI into the Responsible Investment Policies of their asset management businesses, as part of our comprehensive approach to assessing ESG factors in investment practices.

Scotia GAM publishes an annual Stewardship and Responsible Investment Report outlining how it considers ESG factors throughout its business. JFL also publishes an annual Stewardship Report with a similar focus.

(iv)	Human Rights

Scotiabank commissioned Business for Social Responsibility (“BSR”), a global sustainability consultancy, to complete a corporate Human Rights Assessment (“HRA”) in 2021. We are working to implement the recommendations outlined in the HRA to further advance our progress in relation to our human rights commitments to identify, address, and mitigate risks of modern slavery in our operations and business activities. For example, in 2023, we initiated several projects, including:

•	Identifying opportunities to improve public access to remedy.
•	Completing a gap analysis and identifying opportunities to strengthen our human rights due diligence practices when evaluating and approving credit requests as it relates to business banking.
•	Piloted an ESG scorecard of top strategic suppliers which included a review of human rights and modern slavery.

Human Rights Assessments help us improve our policies and processes to help prioritize our ongoing human rights commitments and reduce the likelihood of causing or contributing to adverse human rights impacts, including modern slavery. In recognition of the fact that our impacts may change over time, Scotiabank intends to conduct an HRA every four years to identify, assess, and address salient human rights risks in our operations and business relationships. We continue to strive to improve our efforts and acknowledge that there are still improvements that can be made to our processes and controls. Read the Human Rights Statement to learn more about how we implement our human rights commitments throughout our value chain.

SCOTIABANK 2023 MODERN SLAVERY STATEMENT

Measures within our supply chain

Third party arrangements are expected to be in line with the Bank’s risk appetite. The TPRM Program stipulates the rigour and frequency of initial and ongoing third-party risk assessments, controls, and oversight activities and governance required, to be commensurate with the level of risk related to each specific supplier and arrangement. In line with the Global TPRM Operating Standard, supplier due diligence requirements exist at contract onboarding and during risk reassessments. Due diligence includes requirements such as confirmation by the supplier of their compliance with applicable laws and regulations.

The Global Procurement Policy sets required procurement practices and standards, which includes ESG considerations, for all Bank employees in the selection of suppliers. Suppliers invited by the Bank’s GPS team to participate in formal Requests for Proposals (“RFPs”) must review and acknowledge our Supplier Code, as described above under the heading “Third Parties Including Suppliers”, which specifically addresses modern slavery. We evaluate each RFP response on a set of quantitative and qualitative criteria, which includes ESG factors where relevant. Our third-party due diligence process, which applies to suppliers, is also described above under the heading “Third Parties Including Suppliers”.

Except as noted above and identified in footnote 5, Scotiabank asks suppliers to acknowledge our Supplier Code which requires suppliers to have in place written policies or governance or oversight mechanisms which aim to help ensure they, and those within their supply chains, operate lawfully and in accordance with Scotiabank’s principle “instituting fair labour practices” which means “having zero tolerance for the use of child or forced labour, slavery, or human trafficking, including but not limited to compliance with laws related to wages and conditions of employment.”

REMEDIATION

Our Whistleblower Policy is global in its application and describes how the Whistleblower Channel operates and how stakeholders, including employees, can utilize it to raise a concern. The Whistleblower Policy, as part of the larger Raise a Concern framework, enables stakeholders to raise concerns through a confidential and anonymous channel and provides the framework for how the Whistleblower Program will receive, assess, investigate, and resolve concerns, particularly when those concerns constitute wrongdoing. Stakeholders are encouraged to report issues, including human rights related concerns. Retaliation against any individual who raises a concern in good faith is not tolerated.

Scotiabank has established a mechanism for confidential and anonymous submission of reports through an independent third-party. A hotline and a website (Scotiabank.EthicsPoint.com) are both accessible 24 hours a day, 7 days a week in all countries in which we operate. To ensure accessibility for all stakeholders, online reports can be submitted in English, French, or Spanish. Hotline callers can submit reports in over 20 languages including English, French, and Spanish.

In 2023, investigations into concerns raised through the Whistleblower Channel and Corporate Security did not result in any substantiated findings related to modern slavery.

There is nothing to report with respect to measures taken during the Reporting Period to remediate (i) instances of any forced labour or child labour, or (ii) the loss of income to the most vulnerable families that results from any measure taken to eliminate the use of forced labour or child labour in its activities and supply chains.

ASSESSING EFFECTIVENESS

The Board reviews and approves key human rights disclosures and is kept up to date on key projects. The Chief Sustainability & Social Impact Officer oversees the global human rights strategy, which is led by the Social Impact team. The Social Impact team collaborates with teams across the enterprise, whose senior leaders are responsible for integrating human rights into their respective mandates.

We assess the effectiveness of our actions to report on year-to-year progress of Scotiabank’s capability to respond to risks in our operations, business activities, and supply chain. We are committed to working towards improving our efforts in this area.

Examples of activities we may use to assess the effectiveness of our actions include:

•	Identifying new and emerging issues by engaging with internal and external stakeholders and experts.
•	Continuing to share best practices, challenges, and lessons on assessing and addressing modern slavery risks with the members of BSR’s Human Rights Working Group and The Mekong Club.
•	Ongoing monitoring of our reporting channels and any reports related to modern slavery.
•	Strengthening human rights considerations in due diligence processes.

PROCESS OF CONSULTATION

Various business lines and corporate functions within Scotiabank were represented in the working group that was consulted in the drafting of this statement, including: Legal, Compliance, Communications, Global Sustainability, Social Impact, GPS, GBM, Anti-Money Laundering/Anti-Terrorist Financing & Sanctions, Third-Party Risk Management, Corporate Security, GWM, Global Human Resources, Internal Controls, and Global Risk Management. These groups have global mandates, which includes the subsidiaries to which this Statement relates. Accordingly, these internal stakeholders provided input in relation to the Bank and its wholly owned or controlled subsidiaries.

SCOTIABANK 2023 MODERN SLAVERY STATEMENT

OTHER RELEVANT INFORMATION: MEMBERSHIPS

Scotiabank has been a member of Business for Social Responsibility (“BSR”) since 2015. Scotiabank is part of BSR’s Human Rights Working Group and leverages its membership at BSR to gain access to strategic insights, expertise, and guidance from sustainable business experts on ESG topics such as modern slavery and human rights.

In 2022, Scotiabank joined The Mekong Club. As a member of The Mekong Club, Scotiabank receives external consultation and resources to support the Bank in its efforts to uphold its commitments to identify, address, and mitigate risks of modern slavery in our operations and business activities.

CONTINUED PROGRESS

We are committed to respecting and promoting human rights in all facets of our business, and we will continue to identify, address, and mitigate risks of modern slavery in all our activities. For any questions or feedback, contact us at sustainability@scotiabank.com.

ATTESTATION, APPROVAL & SIGNATURE

This Statement was approved by the Board of Directors of The Bank of Nova Scotia and is being provided in respect of the Canadian reporting entities below as the joint report for the Reporting Period pursuant to section 11(4)(b)(ii) of the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act. The Statement was approved by the Board on January 30, 2024.

In accordance with the requirements the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act, in particular section 11 thereof, I attest that I have reviewed the information contained in the report for: The Bank of Nova Scotia, Scotia Securities Inc., Scotia Mortgage Corporation, Scotia Dealer Advantage Inc., Jarislowsky, Fraser Limited, Tangerine Bank, 1832 Asset Management LP, Roynat Inc., BNS Investments Inc., The Bank of Nova Scotia Trust Company, Scotia Capital Inc., MD Financial Management Inc., MD Management Limited, Operations and Shared Services Company Limited, Scotiabank (Barbados) Limited, GSG Gestion de Servicios Globales S.A.S., Scotia Global Business Services Colombia Zona Franca Empresarial S.A.S., Scotia Global Business Services (Dominican Republic), S.A.S., Scotiabank República Dominicana, S.A. - Banco Múltiple, Scotiabank Brasil S.A. Banco Multiplo, Scotia Capital (USA) Inc., Scotia Financing (USA) LLC, The Bank of Nova Scotia Jamaica Limited, Kedal S.A., Scotiabank Uruguay S.A., Scotiabank Peru S.A.A., CrediScotia Financiera S.A., Scotia Fondos, S.A. de C.V., Sociedad Operadora de Fondos de Inversión Grupo Financiero Scotiabank Inverlat, Scotia Inverlat Casa de Bolsa, S.A. de C.V., Grupo Financiero Scotiabank Inverlat, Inmobiliaria Scotia Inverlat, S.A. de C.V., Scotiabank Caribbean Treasury Limited, Scotiabank (Bahamas) Limited, Scotia Reinsurance Limited, Grupo BNS de Costa Rica, S.A., Scotiabank de Costa Rica, S.A., Scotiabank (Ireland) Designated Activity Company (the “Canadian Reporting Entities”)

Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the Statement is true, accurate and complete in all material respects for the purposes of the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act, for the Reporting Period listed above.

“I have the authority to bind The Bank of Nova Scotia.”

Scott Thomson

President and Chief Executive Officer

January 30, 2024

SCOTIABANK 2023 MODERN SLAVERY STATEMENT

APPENDIX

Legislation	Applicable Details

Modern Slavery Act 2015, UK

The Bank of Nova Scotia operates a BNS London Branch.

The Scotiabank London branch is located at 201 Bishopsgate, 6th Floor, London EC2M 3NS. The London branch employed 344 employees as at 31 October 2023. The London branch markets and sells a range of banking products with their target market being large and mid-sized companies, banks, sovereign entities, supranational organisations, and asset managers. Revenue is generated through a range of corporate and investment banking and capital markets products.

Scotiabank UK’s business is organised into the following business lines: Corporate and Investment Banking, Global Business Payments, Group Treasury, Global Equities, Foreign Exchange, Fixed Income, and Commodities.

Australian Modern Slavery Act 2018 (Cth)

The Bank of Nova Scotia operates in Australia via a branch in Sydney as a foreign registered company (ARBN 133 513 827), an APRA-regulated Authorised Deposit-Taking Institution (Foreign Bank ADI) and holds an Australian Financial Services License (AFSL 483575) (“Sydney Branch”). It is the sole reporting entity in Australia.

The Scotiabank Sydney Branch is located at Suite 2, Level 44 Governor Phillip Tower 1 Farrer Place Sydney NSW 2000. The Sydney Branch employs 13 full-time employees performing the following types of roles:

•   Corporate Banking

•   Debt Capital Markets

•   Treasury

•   Supported by Administrative, Operations/Finance, Risk and Compliance staff

The Sydney Branch markets and sells a range of banking products with the target market being large and mid-sized companies, banks, sovereign entities, supranational organisations, and asset managers. Revenue of the Sydney Branch is generated through a range of corporate and investment banking and capital markets products. The Sydney Branch is organised into the following business lines: Corporate Banking, Global Capital Markets, and Group Treasury

Fighting Against Forced Labour and Child Labour in Supply Chains Act

The Bank of Nova Scotia’s executive offices are located at 40 Temperance Street in Toronto, Ontario, Canada. The Bank of Nova Scotia has almost 90,000 employees and assets of approximately $1.4 trillion CAD (as at October 31, 2023). The Bank of Nova Scotia trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS).

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